UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 18, 2022

HAPPYNEST REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-4479116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

527 Primrose Lane
Superior, Colorado 80027
(Full mailing address of principal executive offices)

(800) 507-7345
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share.

Item 9.          Other Events

Investment in Trevian Capital Debt Fund, LP

On July 18, 2022, HNR Salem One LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, purchased a limited partnership interest of Founder Class shares in Trevian Capital Debt Fund, LP (“Trevian Capital Debt”), pursuant to a subscription agreement (the “Trevian Subscription Agreement”), for an aggregate investment amount of $250,000. Trevian Capital Debt’s primary investment purpose and objective will be to seek to provide principal protection while endeavoring to achieve non-correlated attractive returns. Trevian Capital Debt’s primary strategy entails originating senior-secured (first lien) mortgages secured by commercial and multifamily real estate nationwide. These loans are typically in a first lien position and are provided to borrowers whose needs do not meet conventional timing and/or underwriting guidelines. The General Partners of Trevian Capital Debt have run a successful bridge lending business that was founded in January 2013, and currently oversees a portfolio of $227,375,000 of senior-secured bridge loans that meet the investment criteria of the Trevian Capital Debt, and has originated $530,300,000 across 58 transactions nationwide of such loans since its inception.

The foregoing is a summary of the Trevian Subscription Agreement and is qualified in its entirety by reference to the complete text of the Trevian Subscription Agreement, which is filed as Exhibit 6.1 to this Current Report on Form 1-U and are incorporated by reference into this Item 9.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAPPYNEST REIT, INC.

By:	/s/ Jesse Prince
	Name:	Jesse Prince
	Title:	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary
(Principal Executive Officer, Principal Financing Officer and Principal Accounting Officer)

Date: July 22, 2022

Index to Exhibits

Exhibit No.	Description

6.1	Subscription Agreement made as of July 18, 2022, by HNR Salem One LLC.